Filed by TS Innovation Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TS Innovation Acquisitions Corp.

Commission File No. 001-39688

Date: March 15, 2021

Below is the transcript of an interview with IPO Edge on March 15, 2021

Saas Provider Latch Inc. Wants to Make Your Home Smarter

By Jarrett Banks

Saas provider Latch Inc. lets residents use their phones to unlock the door to their apartment, amenity spaces and the main entrance of a building. Users can grant access to guests and service providers, like dog walkers and cleaners, by providing them temporary entry codes.

Latch will go public in a merger with a special purpose acquisition company backed by New York-based real estate firm Tishman Speyer. The deal with TS Innovation Acquisitions Corp. (ticker: TSIA), a SPAC, which is expected to close in the second quarter, will give Latch an equity value of $1.56 billion and provide the company with $510 million to fund growth.

IPO Edge sat down with CEO Luke Schoenfelder to find out more about the technology.

IPO Edge: Smart home and building technology has gained momentum over the last few years as residents seek smarter and easier access to their homes and operators seek more efficient ways to manage their properties. What makes Latch different from others in the access space?

We’re living in an era where residents require simplicity and convenience to help account for increasing external demands on their time. All of these additional responsibilities make it more difficult for them to easily manage their spaces. As a result, building owners and operators must explore new ways to meet renters’ needs to differentiate their properties and remain competitive. Likewise, property owners and managers are increasingly adopting technology to streamline building operations and management for added efficiency. Latch an enterprise technology company focused on revolutionizing the way people experience spaces, addresses both residents’ and owner and operators’ needs by making buildings better places to live, work and visit.

LatchOS is a full-building operating system that addresses all of the most important capabilities of modern buildings to streamline building operations, enhance the resident experience, and enable more efficient interactions with service providers. Beyond facilitating a new set of experiences at buildings for residents and operators, Latch turns the purchase of smart-building technology for building owners from a complex sale with up to eight or more vendors into a simple process, with Latch as a single vendor with a single contract and straightforward billing.

Building owners pay for LatchOS software, install Latch partner devices, and then everyone at the building gets to use them every day. Each Latch product is designed to help people get more out of every space and enhance convenience and flexibility in ever-increasing ways. LatchOS also scales to meet the needs of users in all types of buildings, from multifamily apartments to commercial offices.

IPO Edge: As you note, Latch’s primary focus is to make spaces better places to live, work and visit. What benefits does your technology afford building owners, managers and occupants?

Latch makes it more efficient for residents and property managers to access and control apartments through a series of modules including smart access, delivery and guest management, smart home and sensors, connectivity, and resident experience. We combine software, products, and services into a holistic system that makes spaces more flexible for residents, more efficient and profitable for building operators, and more convenient for service providers.

Latch unifies the resident experience through a single interface through the Latch App, enabling them to control every aspect of their home environment, from access to temperature and more. Likewise, Latch simplifies the experience for building operators by integrating all vendors and solutions into a single enterprise management tool. Building owners have the flexibility to select the LatchOS modules to match their specific buildings’ or portfolio’s needs, with LatchOS software starting pricing currently ranging from $7 to $12 per apartment per month. LatchOS can help customers increase their revenue by up to $200 to $500 per apartment per year, while at the same time reducing expenses by up to $100 to $300 per apartment per year.

The power of this platform is demonstrated by the fact that one in 10 new multifamily apartments in the U.S. are built with Latch, and the average user interacts with our app 4.6 times per day, setting the stage for the introduction of new experiences over time.

In keeping with our mission to create better spaces to live, work, and visit, you can expect to see a suite of services and experiences sold directly to the residents of Latch buildings, as we believe we can make their entire rental experience streamlined and more efficient. And we can do all this via the incredible engagement we get for free, via our own app. That’s the power of the integrated, full-building experience LatchOS delivers.

IPO Edge: You have some impressive investors in the PIPE including Chamath Palihapitiya, who called Latch the best Software-as-a-Service platform he’s ever seen. What makes your SaaS solution stand out?

LatchOS is defining the full-building operating system category. We have built a unique solution and a highly attractive financial operating profile, including a rapidly growing, recurring enterprise software revenue model and highly sticky customer relationships with building owners and with residents.

It’s important to note that we benefit from long-term enterprise software agreements where 97 percent of our customers prepay their full six-plus year contracts on day one, which creates highly attractive upfront profitability and cash efficiencies. In addition, these agreements have inherently high switching costs. We also have capital-efficient customer acquisition and clear avenues to upsell, with an opportunity for disruptive consumer SaaS and internet businesses to be built right on top of our enterprise distribution.

If you examine our revenue growth, net booked revenue expansion, and booked and software gross margins, all compare highly favorably to some of the best-in-class publicly traded vertical software companies. We are a SaaS business serving one of the world’s largest asset classes, with no direct competitors. This is what makes our business model and growth trajectory so unique and reflects why we’ve been able to attract such high-profile investors.

Even in a time of uncertainty, we booked $167 million in revenue in 2020, representing 49 percent growth over 2019. What’s more, between Q4 2019 and Q4 2020, we were able to grow booked annual recurring revenue from the same customers by 54 percent.

IPO Edge: How do third-party partnerships via your Works with Latch and Latch Lens programs support the continued growth of the business?

Third-party partnerships are critical to expanding the reach of LatchOS to incorporate even more products and capabilities that make the user experience seamless, whether it’s a resident managing their home or a property manager overseeing hundreds of units.

Via Works with Latch, we have partnered with a collection of industry-leading smart device manufacturers that can be managed, controlled, and viewed from both the Latch App and our enterprise management tool, Latch Manager, all powered by the LatchOS platform. Our initial partners include Google Nest, Honeywell, Yardi, and RealPage, as they are aligned with our vision around enterprise device management and demonstrate a thoughtful approach to privacy and security, design, and brand.

Furthermore, a majority of buildings we work with use property management software to manage their back-office operations. In order to accommodate those complex use-cases, we have forged partnerships with top property management software companies such as Yardi and RealPage, and enabled integrations between their software and LatchOS, so buildings can operate seamlessly on one platform.

Most recently, we announced the launch of the Latch Lens Partner Program, which brings third-party access device partners into Latch’s connected building ecosystem for the first time, allowing them to connect to LatchOS and offer a range of new capabilities to their customers. The Latch Lens expands the reach of LatchOS to more buildings and people around the world, regardless of the access system in place. This product innovation and partner program will allow us to dramatically decrease our time to market and eliminate the need to develop new, tailored products as we expand LatchOS into new verticals and high-growth markets internationally.

IPO Edge: How has Latch been able to achieve such strong SaaS unit economics with a 6.8x lifetime value to customer acquisition cost ratio?

Simply put, our strong unit economics are a reflection of the efficiency of our customer acquisition strategy and the strength of our business model. Our targeted account-based sales model allows us to sell rapidly and deeply into the portfolios of North America’s largest multifamily developers and owners. This strategy allowed us to grow cumulative bookings by more than 100 percent over the 12 months ending December 31, 2020, with four consecutive quarters of record bookings.

In addition to efficient customer acquisition, we are benefiting from low customer churn, having retained 100 percent of customers to date due to our ability to help them increase revenue and reduce expenses. Our customers are also quick to adopt new products as we release them, validating our product expansion strategy. In Q4 2020, 44 percent of our booked home units were sold with intercom or smart home integration software after we just started selling the products in May. Those products increased average revenue per home unit by approximately 30 percent each. Overall, we have visibility to approximately 150 percent growth of maximum average revenue per home unit, just with the products currently on our roadmap, including products slated to launch this year.

Our platform also gives us the opportunity to sell additional products and services to our customers’ residents, including laundry pick-up, in-home cleaning, handyman services, and more. By acquiring the building as a customer and having the building owners onboard their residents as part of their business operations, we do not pay any additional costs to acquire the residents of the building.

IPO Edge: What’s the market opportunity for Latch domestically and abroad, and how will the capital from this transaction help fuel growth? Are you planning to expand beyond the rental home market?

The broad ecosystem of institutionally owned and managed buildings domestically and abroad represents a significant growth opportunity for us, and our total addressable market will continue to expand as we add new products and services.

We are currently serving North America, which presents a significant market opportunity. Despite three years of enormous growth, we’ve only penetrated approximately 1 percent of the overall rental unit market, totaling around 47 million units in the U.S. alone. Serving operators and owners in the United States represents an annual $54 billion opportunity just with the LatchOS modules that are currently on our road map.

We are also well-positioned to enter new geographic markets such as Europe, and we see a near-term opportunity to expand into France, Germany, and the United Kingdom with the support of Tishman Speyer – the parent of our SPAC sponsor – and current customers as our anchor partners in these regions. Europe’s 93 million apartments add an incremental $90 billion annual market opportunity. That’s a total addressable market of $144 billion a year.

That said, the rental home market is just our first step. The capital from this transaction will help us expand to new verticals, starting with commercial offices. It’s anticipated that the largest return to office will occur this year, which means that there’s an increased focus on new infrastructure. Latch products are designed for the flexibility and ease of use that will be needed in this new reality.

In short, we envision a world where every space is powered by and unified under the Latch system, from home to the office and everything in between.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document relates to a proposed transaction between Latch and TSIA. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, TSIA filed a registration statement on Form S-4 with the SEC on March 10, 2021, which included a proxy statement of TSIA and a prospectus of TSIA. TSIA also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of TSIA are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by TSIA through the website maintained by the SEC at www.sec.gov In addition, the documents filed by TSIA may be obtained free of charge from TSIA’s website at www.TSIAcorp.com or by written request to TSIA at TS Innovation Acquisitions Corp., 45 Rockefeller Plaza, 7th Floor, New York, NY 10111.

PARTICIPANTS IN SOLICITATION

TSIA and Latch and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TSIA’s stockholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS LEGEND

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Latch, Inc. (“Latch”) and TS Innovation Acquisitions Corp. (“TSIA”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Latch and the markets in which it operates, and Latch’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction, including the contemporaneous private placement of equity securities (the “PIPE investment”), may not be completed in a timely manner or at all, which may adversely affect the price of TSIA’s securities, (ii) the risk that the transaction may not be completed by TSIA’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TSIA, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of TSIA and Latch, the satisfaction of the minimum trust account amount following redemptions by TSIA’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger or the termination of any PIPE investor’s subscription agreement, (vi) the effect of the announcement or pendency of the transaction on Latch’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Latch or diverts management’s attention from Latch’s ongoing business operations and potential difficulties in Latch employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Latch, TSIA or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction and PIPE investment, (x) the ability to maintain the listing of TSIA’s securities on the Nasdaq Capital Market (“Nasdaq”), (xi) the price of TSIA’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Latch plans to operate, variations in performance across competitors, changes in laws and regulations affecting Latch’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the amount of redemption requests made by TSIA’s public stockholders, (xiv) the ability of TSIA to issue equity or equity-linked securities in connection with the transaction or in the future, (xv) possible variances between the unaudited historical financial information Latch presents and its audited financial statements, when they become available and (xvi) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of TSIA’s Registration Statement on Form S-1, the registration statement on Form S-4 and proxy statement/prospectus described below and other documents filed by TSIA from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Latch and TSIA assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Latch nor TSIA gives any assurance that either Latch or TSIA will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by Latch or TSIA or any other person that the events or circumstances described in such statement are material.